ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Brian D. McCabe

(617) 951 7801

brian.mccabe@ropesgray.com

February 12, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attention: Sonny Oh

Re:	John Hancock Funds II (the “Trust”) - File No. 333-208895
Registration Statement on Form N-14

Dear Mr. Oh,

On behalf of the Trust, we submit this letter in response to accounting comments received by telephone on February 1, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of John Hancock New Opportunities Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock Small Cap Equity Fund, a series of John Hancock Investment Trust II (the “Acquired Fund”), with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on January 6, 2016, accession no. 0001133228-16-006790.

For convenience, we have summarized each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

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1.

a.	Comment. Please explain supplementally why the Acquiring Fund will assume “substantially all,” rather than “all,” of the Acquired Fund’s liabilities in the Reorganization.

Response. Recourse for liabilities assumed from the Acquired Fund by the Acquiring Fund in the Reorganization will be limited to the assets acquired by the Acquiring Fund. The known liabilities of the Acquired Fund shall be confirmed on the closing date of the Reorganization pursuant to the Agreement and Plan of Reorganization.

b.	Comment. Please confirm that all share classes of the Acquired Fund are included in the section “How the reorganization will work,” or revise the section to include the omitted share classes.

Response. The Trust confirms that all share classes of the Acquired Fund that are expected to have shares outstanding as of the mailing of the Registration Statement are included.

c.	Comment. Under the heading “Where to Get More Information” before the table of contents in the prospectus, please consider adding a reference to the most recent semiannual shareholder report of the Acquiring Fund.

Response. The requested change has been made.

d.	Comment. In the second paragraph under the heading “Rationale for the Reorganization” before the table of contents in the prospectus, please comment on the expected effect of the Reorganization on gross expense ratios. Throughout the prospectus and Statement of Additional Information, please generally add information on gross expense ratios in any context where you are currently only providing information on net expense ratios. In the second paragraph under the heading “Comparison of Expenses” on page 8 of the prospectus, please add disclosure clarifying that management fees are expected to be higher for Acquired Fund shareholders following the Reorganization. In particular, please consider removing the word “approximately” when disclosing the expected post-Reorganization management fee of 0.90%. Please also globally delete the word “approximately” in the Registration Statement when precise figures are known.

Response. The sentence marked below has been added to the end of the second paragraph under the “Rationale for the Reorganization” heading before the table of contents in the prospectus (added text underlined). Similar changes have been made throughout the prospectus and Statement of Additional Information where appropriate. Marked copies of the complete prospectus and Statement of Additional Information have been provided to the Staff.

Securities and Exchange Commission	- 3 -	February 12, 2016

On a pro forma basis, the net operating expense ratio of each class of the combined Fund is estimated to be the same as the current expense ratio for each corresponding class of Small Cap Equity Fund as a result of a contractual expense reimbursement, which would be implemented in connection with the merger and remain effective until December 31, 2017. Gross expense ratios, which do not reflect these or other contractual expense limitations, are expected to increase for Class A, Class C and Class R6 shareholders of the Acquired Fund.

The Trust will remove the word “approximately” as requested by the Staff in instances where the Registration Statement refers to management fees. The Trust confirms that other uses of “approximately” occur where figures have been rounded.

The Trust respectfully submits that its disclosure does not require further revision to clarify the expected effect of the Reorganization on management fees. The Trust respectfully submits that the second paragraph under the heading “Comparison of Expenses” clearly describes the current management fee paid by the Acquired Fund the management fee paid by the Acquiring Fund, both before and after giving effect to the Reorganization. The Trust respectfully submits, furthermore, that (i) the management fee increase is reflected in the language on gross expenses that has been added to the Registration Statement as described above and (ii) the management fee increase is otherwise reflected in the fee table and management fee schedule that are included in the prospectus.

2.

a.	Comment. In the table under the heading “Comparison of Funds’ Classes of Shares” on page 7 of the prospectus, and under the heading “Exchanging shares” on page 8 of the prospectus, please add information for Class B shares of the Acquired Fund. Please supplementally confirm that this disclosure otherwise includes all relevant share classes of the Acquired Fund.

Response. The disclosure under the “Comparison of Funds’ Classes of Shares” and “Exchanging shares” headings on pages 7-8 of the prospectus has been revised to include Class B shares of the Acquired Fund. The Trust confirms that all share classes of the Acquired Fund are now included in the relevant disclosure.

b.	Comment. Under the heading “Comparison of Fund Classes, Expenses, Advisory Arrangements, and Distribution Plans” on page 7 of the prospectus, please compare the attributes of each class of the Acquired Fund against the corresponding class of the Acquiring Fund, or otherwise make clear which information relates to which Fund. Under the “Exchanging shares” heading on page 8, please define the term “John Hancock fund.”

Securities and Exchange Commission	- 4 -	February 12, 2016

Response. The comparison of share classes has been revised to more clearly compare the attributes of each class of the Acquired Fund to those of the corresponding class of the Acquiring Fund.

The Trust has revised the prospectus to define the term “John Hancock Funds” as “investment funds in the John Hancock complex,” and uses this defined term in each relevant instance.

3.

a.	Comment. Please consider revising the expense table on page 9 the prospectus to include line items for sales charges and small account fees and adding additional line items for “Service plan fee” and “Additional other expenses” to the extent such fees are included in the expense table of the Form N-1A prospectus for a share class. Please also revise the expense table to better track the template included in Item 3 of Form N-1A, including organizing the expense items by row instead of by column. Please also consider presenting the expense information in separate tables for each share class.

Response. Sales charges have been added to the expense table. The Trust has also revised the expense tables in response to this comment.

b.	Comment. Please explain supplementally what types of “class-specific” expenses are waived or reimbursed pursuant to the contractual expense limitation referenced in footnote (a) to the fee tables on page 10 of the prospectus.

Response. The “class-specific” expenses include state registration (“blue sky”) fees and Rule 12b-1 fees.

4.	Comment. In the “Proposal to Approve an Agreement and Plan of Reorganization – Board Consideration of the Reorganization” section of the prospectus, consider disclosing any consideration of adverse consequences of the Reorganization on the Acquiring Fund or Acquired Fund shareholders (e.g., the impact of reorganization expenses and the cost of solicitation on the net asset value of the funds).

Response. The Trust respectfully submits that the current disclosure is sufficient to meet the requirement of Item 4(a) of Form N-14 that the Trust outline the material reasons the Reorganization is being proposed.

5.

a.	Comment. Please confirm supplementally the accuracy of the worst quarter for the Acquired Fund and the best quarter for the Acquiring Fund presented in the section “Fund Past Performance.”

Securities and Exchange Commission	- 5 -	February 12, 2016

Response. The Trust confirms that the information is accurate.

b.	Comment. The Staff notes that the information presented in the “Funds’ Past Performance” section of the prospectus is current through December 31, 2015. However, the relevant discussion in the “Board Consideration of the Reorganization” references the Funds’ performance for various periods through September 30, 2015. Please consider updating the “Board Consideration of the Reorganization” disclosure.

Response. The Trust respectfully declines to make the requested change. The Trust notes that the “Board Consideration of the Reorganization” section is intended to describe the considerations of the Trustees of the Trust at their December 10, 2015 meeting. At that time, the Trustees did not have access to performance information through December 31, 2015.

c.	Comment. Did the Acquiring Fund’s investment objective or strategies change materially in conjunction with the name change referenced in the shareholder letter? If so, please include explanatory disclosure.

Response. The following footnote has been added to the bar chart for the Acquiring Fund in the “Fund’s Past Performance Section” of the prospectus.

Prior to September 27, 2014, the Acquiring Fund was managed solely by DFA and Invesco pursuant to a different investment strategy. The performance presented prior to this date should not be attributed to Brandywine or GW&K.

Effective June 1, 2015, the fund eliminated its policy of investing at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-capitalization companies and adopted other investment strategy changes. The performance information presented for periods prior to June 1, 2015, reflects management of the fund consistent with investment strategies in effect during those periods (and without Brandywine and GW&K) and might have been different if the Fund’s investments had been managed under its current investment strategies by all of its current managers.

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6.

a.	Comment. The Staff notes that the second to last paragraph on page 24 of the prospectus indicates that the Advisor may sell portfolio securities of the Acquired Fund in connection with repositioning the Acquired Fund in advance of the Reorganization. Please revise this disclosure to include the amount of brokerage commissions or other transaction costs expected to be incurred as a result of the portfolio repositioning, and disclose expected tax effects to shareholders of the Acquired Fund of the Reorganization.

Response. The Trust has added the below disclosure to the “Further Information on the Reorganization” section of the prospectus in response to this comment:

Between the shareholder meeting date of April 15, 2016, and the reorganization date of May 13, 2016, the Advisor expects to transition the Acquired Fund’s portfolio, which the Advisor anticipates will likely include the sale of the Acquired Fund’s portfolio securities that are not held by the Acquiring Fund, which represented approximately 65% of the Acquired Fund’s net assets as of August 31, 2015. The Advisor estimates that such sales of portfolio securities would cause the Acquired Fund to incur related brokerage commissions of approximately $355,400 and would result in the realization of a taxable loss of approximately $24 million by the Acquired Fund.

b.	Comment. Please confirm supplementally that the Trust is aware that the tax disclosure is shorter than the corresponding disclosure included in certain prior registration statements on Form N-14 submitted by the Trust.

Response. The Trust confirms its awareness that the tax disclosure is shorter than the corresponding disclosure included in certain prior registration statements on Form N-14 submitted by the Trust.

7.	Comment. Please provide share ownership information responsive to Form N-14 Item 7(c)(3) and Item 7(c)(4).

Response. The prospectus has been revised in response to this comment.

8.	Comment. In the section “Information Concerning the Meeting – Adjournments,” please describe the timing, notice and quorum requirements of a shareholder meeting that takes place pursuant to an adjournment of an earlier shareholder meeting.

Response. The quorum requirements for a meeting do not change in the event of its adjournment, and the Trust is not subject to any limitation on the timing of any adjourned meeting, nor is it required to provide any notice of adjournment other than at the meeting to be adjourned. The Trust has revised the Registration Statement accordingly.

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9.	Comment. Please revise the second paragraph under the “Experts” heading on page 32 of the prospectus to indicate that each Fund will furnish its most recent semiannual report to shareholders upon request.

Response. The requested change has been made.

Tandy

10.	Comment. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Trust and its management are in possession of all facts relating to the Trust’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the Trust acknowledging that: the Trust is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and the Trust may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response. The Trust accepts responsibility for the adequacy and accuracy of the disclosure in the Registration Statement that is the subject of this letter. The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing. The Trust further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Brian D. McCabe

Brian D. McCabe

cc: Thomas W. Dee

Ariel Ayanna